#82- 1260

SUPPL

THUNDER SWORD RESOURCES INC.

FINANCIAL STATEMENTS

JULY 31, 2008 AND 2007

dw 10/20

NOTICE TO READER

On the basis of information provided by management, we have compiled the balance sheet of Thunder Sword Resources Inc. as at July 31, 2008 and the statements of operations and deficit and cash flows for the period then ended. We have not performed an audit or a review engagement in respect of these financial statements and, accordingly, we express no assurance thereon. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, Canada

September 29, 2008

"Witzerman & Company"

Chartered Accountants

THUNDER SWORD RESOURCES INC.
BALANCE SHEETS
(Unaudited-See Notice to Reader)

		JULY 31 2008 (Unaudited)		OCTOBER 31 2007 (Note 1)
ASSETS				
Current				
Cash	$	184,677	$	452,280
Accounts receivable		-		-
GST recoverable		38,242		44,111
Inventory				-
Prepaid expenses		5,000		1,487
		227,919		497,878
Capital Assets		632		29,014
Interest In Mineral Properties		3,731,786		3,266,762
	$	3,960,337	$	3,793,654
LIABILITIES				
Current				
Accounts payable	$	779,801	$	294,436
Due to related parties (Note 2)		490,964		605,710
		1,270,765		900,146
SHAREHOLDERS' DEFICIENCY				
Share Capital		7,187,278		7,187,278
Warrants		1,180,000		1,180,000
Deficit		(5,677,706)		(5,473,770)
		2,689,572		2,893,508
	$	3,960,337	$	3,793,654

Approved on Behalf of the Board:

"S. Naguschewski" — Director

"M. Goldstein" — Director

The accompanying notes are an integral part of these financial statements.

THUNDER SWORD RESOURCES INC.

STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited – See Notice to Reader)

	THREE MONTHS ENDED JULY 31		NINE MONTHS ENDED JULY 31	
	2008	2007	**2008**	2007
Sales	**$ 2,625**	$ -	**$ 6,388**	$ 14,765
Cost Of Sales				
Inventory, beginning of period	**-**	4,669	**-**	8,543
Purchases	**-**	1,750	**625**	1,750
Freight out	**(638)**	1,496	**2,200**	4,555
Warehousing	**240**	520	**1,707**	1,730
	(398)	8,435	**4,532**	16,578
Inventory, end of period	**-**	6,419	**-**	6,419
	(398)	2,016	**4,532**	10,159
Gross Profit (Loss)	**3,023**	(2,016)	**1,856**	4,606
Administrative Expenses				
Advertising and shareholder relations	**2,822**	55,230	**8,112**	183,064
Amortization	**60**	929	**4,424**	2,775
Automotive and travel	**4,789**	5,066	**13,962**	14,311
Consulting fees (Note 2)	**15,000**	22,500	**45,000**	60,000
Filing and transfer fees	**3,433**	737	**21,080**	17,652
Interest (Note 2)	**13,297**	14,343	**45,085**	44,145
Office and miscellaneous	**1,483**	2,300	**5,152**	7,810
Professional fees	**(4,000)**	19,982	**39,383**	44,022
Rent (Note 2)	**3,070**	10,300	**22,777**	28,305
	39,954	131,387	**204,975**	402,084
Loss From Operations	**(36,931)**	(133,403)	**(203,119)**	(397,478)
Other				
Interest income	**674**	4,683	**5,296**	10,780
Loss on disposal of capital assets (Note 2)	**(6,113)**	-	**(6,113)**	-
Loss for the Period	**(42,370)**	(128,720)	**(203,936)**	(386,698)
Deficit, Beginning Of Period	**(5,635,336)**	(5,312,717)	**(5,473,770)**	(5,054,739)
Deficit, End Of Period	**$ (5,677,706)**	$ (5,441,437)	**$ (5,677,706)**	$ (5,441,437)
Basic And Diluted Loss Per Share	**$ (0.00)**	$ (0.01)	**$ (0.01)**	$ (0.02)
Basic And Diluted Weighted Average Common Shares	**17,094,245**	17,094,245	**17,094,245**	16,879,349

The accompanying notes are an integral part of these financial statements.

THUNDER SWORD RESOURCES INC.

STATEMENT OF CASH FLOWS
(Unaudited – See Notice to Reader)

	THREE MONTHS ENDED JULY 31		NINE MONTHS ENDED July 31	
	2008	2007	**2008**	2007
Operating Activities				
Loss for the period	**$ (42,370)**	$ (128,720)	**$ (203,936)**	$ (386,698)
Adjustments for item not affecting cash:				
Amortization	**60**	929	**4,424**	2,775
Loss on disposal of capital assets	**6,113**	-	**6,113**	
Interest accrued	**13,296**	14,332	**45,085**	44,135
	(22,901)	(113,459)	**(148,314)**	(339,788)
Changes in non-cash working capital items:				
Accounts receivable	**161**	8,076	**-**	-
GST recoverable	**(268)**	4,466	**5,869**	(7,426)
Inventory	**10,156**	(1,750)	**-**	2,124
Prepaid expenses	**1,487**	-	**(3,513)**	732
Accounts payable	**(9,679)**	6,629	**23,385**	(137,297)
	(21,044)	(96,038)	**(122,573)**	(481,655)
Investing Activities				
Purchase of capital assets	**-**	(80)	**-**	(80)
Mineral property expenditures	**-**	(1,005,646)	**(3,044)**	(1,207,858)
Proceeds from sale of capital assets	**17,845**	-	**17,845**	-
Proceeds from mineral property options	**-**	371,142	**-**	1,047,455
	17,845	(634,584)	**14,801**	(160,483)
Financing Activities				
Advances from related parties	**(177,826)**	(187,774)	**(159,831)**	36,039
Shares issued	**-**	-	**-**	500,000
	(177,826)	(187,774)	**(159,831)**	536,039
Increase (Decrease) In Cash During The Period	**(181,025)**	(918,396)	**(267,603)**	(106,099)
Cash, Beginning Of Period	**365,702**	1,147,616	**452,280**	335,319
Cash, End Of Period	**$ 184,677**	$ 229,220	**$ 184,677**	$ 229,220

The accompanying notes are an integral part of these financial statements.

THUNDER SWORD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

JULY 31, 2008 AND 2007
(Unaudited – See Notice to Reader)

---

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements of Thunder Sword Resources Inc. (the "Company") have been prepared in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended October 31, 2007. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Company's annual report for the year ended October 31, 2007.

The consolidated balance sheet at July 31, 2008 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for annual consolidated financial statements. The interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual audited consolidated financial statements for the year ended October 31, 2007 except as noted below. For further information, refer to the audited consolidated financial statements and notes thereto for the year ended October 31, 2007.

Recently Adopted Accounting Policies

Capital Disclosures

In February 2007, the CICA issued Handbook Section 1535, "Capital Disclosures", which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity's objectives, policies and procedures for managing capital. The new section is effective for years beginning on or after October 1, 2007. There was no impact on the Company's financial statements as a result of implementing this change. The additional disclosures are included in Note 3 to these interim financial statements.

Financial Instruments - recognition and measurement

Section 3855 requires that all financial assets and financial liabilities (including derivatives) be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial asset or liability has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other liabilities.

Financial instruments classified as held-for-trading are measured at fair value and unrealized gains and losses are included in net income in the period in which they arise.

Available-for-sale assets are those non-derivative financial assets that are designated as available for-sale or are not classified as held-for-trading, held-to-maturity, or loans and receivables. Available for-sale assets are measured at fair value with unrealized gains and losses recorded in other comprehensive income until realized, at which time they will be recognized in net income. The Company does not have any financial assets classified as available-for-sale Other accounting implications arising upon the adoption of Section 3855 include the use of the effective interest method ("EIM") for any transaction costs or financing fees earned or incurred for financial instruments measured at amortized cost, and the recognition of the fair value of the obligation undertaken in issuing a guarantee that meets the definition of a guarantee pursuant to Accounting Guidelines 14, Disclosure of Guarantees (AcG 14). No subsequent re-measurement at fair value is required unless financial guarantee qualifies as a derivative. If the financial guarantee meets the definition of a derivative, it is re-measured at fair value at each balance sheet date.

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES - Continued

Financial Instruments – disclosure and presentation

Section 3861 establishes standards for presentation of financial instruments and non-financial derivates and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated. On adopting these new standards, the Company designated its cash as held-for-trading, which is measured at fair value. Receivables and goods and services tax recoverable are classified under loans and receivables, which are measured at amortized cost. Accounts payable and due to related parties are classified as other financial liabilities, which are measured at amortized cost. There was no effect on the financial statements as a result of adopting these policies.

Recently Issued Accounting Pronouncements

Inventories

In June 2007, the CICA issued Handbook Section 3031, "Inventories". This section requires that inventory be recorded at the lower of cost or net realizable value. This section also clarifies that the allocation of fixed production overhead requires the consistent use of either first-in, first-out or the weighted average method to measure inventory, and requires that any previous write-downs be reversed when the value of the inventory increases. The amount of the reversal is limited to the amount of the original write-down.

The new section is effective for years beginning on or after January 1, 2008. and will be adopted by the Company effective November 1, 2008.

International Financial Reporting Standards ("IFRS")

In January 2006, the CICA's Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian generally accepted accounting principles with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The company is currently assessing the impact of IFRS on its financial statements.

2. RELATED PARTY TRANSACTIONS

The following summarizes the Company's related party transactions for the period:

a) Rent

During the three month period, the Company paid or accrued rent of $1,500 (2006 - $1,500) to a company controlled by a spouse of a director.

b) Management Services

During the three month period, the Company paid or accrued consulting fees of $15,000 (2006 - $15,000) to directors for management services.

2. RELATED PARTY TRANSACTIONS - Continued

c) Due to Related Parties

The amount due to related parties is owing to a director and a company controlled by a spouse of a director. The loans bear 10% interest per annum and are without specific terms of repayment. Interest amounting to $14,257 (2007 - $14,332) has been accrued for the three month period ending July 31, 2008. The interest amounting to $45,085 (2007 - $44,145) accrued the nine months period ending July 31, 2008.

During the quarter ended July 31, 2008, the Company disposed of its magnesium sales business to a director. The assets were sold at their estimated fair market value, as per an independent estimate of value, for a net loss of $6,113.

3. CAPITAL DISCLOSURES

The Company manages its capital structure and makes adjustments, based on the funds available to the Company, in order to support the acquisition, exploration and development of resource properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain the future development of the business. The properties in which the Company currently has an interest are in the exploration stage. As such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the three month period ended July 31, 2008. The Company is not subject to externally imposed capital requirements.

82-1260

SUPPL

THUNDER SWORD RESOURCES INC.

Form 51-102 F1

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED

July 31, 2008

This Management's Discussion and Analysis ("MD&A") prepared as of September 26, 2008, supplements, but does not form part of the unaudited interim financial statements of the Company and the notes thereto for the period ended July 31, 2008. Consequently, the following discussion and analysis of the financial condition and results of operations of Thunder Sword Resources Inc. (the "Company" or "Thunder Sword"), should be read in conjunction with the audited financial statements for the year ended October 31, 2007 and related notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") consistently applied.

Certain statements contained in the following MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

The Company prepares and files its financial reports in accordance with Canadian generally accepted accounting principles. The MD&A and the corresponding financial statements for the nine month period ended July 31, 2008 were prepared by management and have not been reviewed by the Company's external auditor.

Additional information related to the Company can be found on the SEDAR website (www.sedar.com) and on the Company's website (thundersword.com)

OVERVIEW

The Company is engaged in the exploration, development and exploitation of resource properties, including mineral and energy related commodities.

As noted in our earlier report, 2006 and early 2007 were generally good periods for the energy markets generally, with record prices being set for most energy related commodities. However in mid to late 2007 we began to see an overall market correction in the energy sector, which still continues to exist today. Industry experts however, despite market corrections generally, continue to suggest that the demand for most resource based commodities will continue to surge while the supply side will remain very much in question for the foreseeable future. With this in mind, management continues to direct its efforts on creating shareholder value by participating in and seeking out potential joint venture participation in exploration prospects directed at the energy resource sector, with particular focus being given to uranium exploration, in Canada and the United States. As earlier reported by the Company, we are currently participating as a joint venture partner in excess of 74,772 hectares of prospective uranium claims in the Athabasca Basin, Saskatchewan. Despite a downturn in market conditions for junior resource prospects generally, we continue to be very excited by the potential these large claim areas have, and we look forward to reporting on our activities as we proceed into 2008.

Uranium prices have decreased to a more stable price. For the most part, new investment is needed to encourage exploration for additional reserves and to build new mines. This demand and supply paradigm has not however changed. By 2050, world energy consumption will double and demand for electricity will triple. The price of uranium should keep escalating. The producers are only starting to ramp up to meet the strong demand. Utilities globally need 180 million pounds of uranium annually, but at this point a mere 108 million pounds are coming out of the ground."

Canada has a vast supply of uranium in high-concentration deposits, mostly in northern Saskatchewan's Athabasca Basin, where the Company continues to focus its exploration efforts. The Athabasca Basin occupies an area of about 100,000 sq km in northern Saskatchewan and accounts for approximately 30% of global primary uranium production making them the #1 producer in the world. Since 1968, 18 deposits totaling over 1.4 billion pounds of uranium have been discovered in the region. In 1975, the richest open pit deposit in the world was discovered by Cameco at Key Lake. Key Lake is currently the largest high grade uranium milling operation in the world with an annual production capacity of 18 million pounds. Canada's uranium mining industry has sales in the order of half a billion dollars per year.

Joint Venture Participation - Athabasca Basin Saskatchewan

As noted earlier, the Company has optioned seven groups of properties comprising a total of 22 claims with an area of 74,772 hectares ("Upper Dufferin Lake Claims"). These claims are located along the southern margin of the Athabasca Basin.

In order to fully exercise the option, Thunder Sword is required to pay the Optionor, 101073531 Saskatchewan Ltd., a total of $1,000,000, of which $500,000 was paid in October 2006 upon the Option Agreement having been accepted by the TSX Venture Exchange, with the balance paid on or before October 1, 2007. In addition the Company completed and closed a $2 million private placement financing at $1.50 per Unit, comprised of one share and one warrant at $2.00 per share expiring October 2008. The proceeds from the placement were used to pay the Company's initial $1.5 million in expenditure and fee obligations on the Optioned Claims, and for general working capital. In addition to meeting its financial commitments to date, the Company also issued the Optionor 5,000,000 shares of the Company as per the Option Agreement.

In consideration of the payments made to date under the Option Agreement, as amended, Thunder Sword has as at October 31, 2007 vested approximately a 25% plus interest in the Option Claims. To earn its full 51 % interest, Thunder Sword was obligated under the Option Agreement to incur an additional $3,000,000 in exploration expenditures on or before October 1, 2007.and a further $4,000,000 in exploration expenditures on or before October 1, 2008. These dates have been extended due to delays in the operator, who is also the Optionor, acquiring access and permitting for certain of its prospects. The Optionor acknowledges the delay and has agreed the dates will be deferred, but at this time no written agreement has been entered into with respect to the deferral. As these expenditures are incurred, the Company will be deemed by the Optionor to have earned an additional 4.88% (approx.) interest in the Optioned Claims for each $1 million in expenditures.

The Company continues to review recently completed ground geophysics and other work on various claims and will be working with its partner to establish a going forward exploration program and designing a drill program on Botham Lake, to be carried out in the winter of 2008.

Ongoing Exploration on Optioned Claims

Thunder Sword continues to aggressively explore and develop its 74,772ha Uranium Claims, adding value further identifying prospective high grade drill target areas and creating opportunities and value for its Shareholders.

In initially assessing its Athabasca Basin Uranium claims, Dr. Joe Montgomery, Ph.D, P.Eng. in his N43-101 Report, dated May 26, 2006, prepared for the Company, said the Upper Dufferin Lake Claims have many of the attributes which have been found in past and existing uranium deposits of the Eastern Athabasca Basin and were, in his opinion, considered to be very prospective for uranium deposits. A two phase program of exploration was recommended. The proposed program was carried out consisting of airborne magnetic and electromagnetic surveys and is now being followed up by detailed ground surveys of anomalous areas. We feel confident that our decisions to focus our ongoing efforts on the exploration and potential exploitation of our uranium related projects will serve to add value to the Company and you, its shareholders over many years to come.

The Company is continuing to work within the Athabasca Basin with the most technically advanced data and interpretation reports available for each of the 22 dispositions. An airborne geophysical survey was undertaken in 2006. The results from the airborne data and recent ground geophysics on various claims show conductive responses in each of the areas held, and indicators correspond well with the information gathered from the original satellite imagery used in the selection process. These are very encouraging results for the company.

Patterson Geophysics has already provided follow-up recommendations for a ground program on the American Lake/Botham Lake claims and the Dufferin West Claims. These properties were covered by the Company's spring and fall 2006 programs with a GEOTEM and MEGATEM Airborne Survey. The data indicates numerous conductive zones in each of these areas. Close to 20 km of strong conductors have been pointed out in the Botham Lake report and suggestions for detailed work have been made. Located on the southern edge of the Basin, this region is geologically similar to that found in the Key Lake area. Key Lake is home to a high grade uranium mine.

The deeper penetrating MEGATEM survey was required on the Dufferin Lake property and all the additional claims and early interpretation reports indicate positive results for the Company.

Thunder Sword is well positioned in the highly prospective and very active Dufferin Lake/Virgin River area. This region has had high levels of exploration activity for over 25 years, but with grades recently reported by Cameco where they intersected 18.3% U3O8 over 5.3 meters in drill hole VR-22W2 and 6.72% U3O8 over 5.2 meters in drill hole VR-024, the interest in the Company's offsetting claims Dufferin West and East Claims is ever increasing.

As earlier announced, Cameco has also reported significant uranium encounters on their Virgin River Project from a number of other drill holes within 3000 meters and bordering four of Thunder Sword's dispositions including claims S-107633, S-107632, S-107630 and S-107628. Eleven of Thunder Sword's dispositions border the Virgin River Shear Zone and the Dufferin Lake Fault. Thunder Sword's contiguous claims in this area run for 30 km on a NE - SW trend and on strike with numerous conductors.

The Company is initiating ground geophysics on its DWI grid, this work will test a conductor that is coincident with the eastern boundary of the Virgin River Shear Zone and based on a review by Patterson Geophysics, appears to be crosscut

by a second structure shown by a weak magnetic high. The Company was advised by Patterson Geophysics, that this same structure also crosses the Dufferin Fault and may be related to Cameco's present area of drilling.

In a different area of interest, 45 km to the east of the Dufferin claims, are the Company's three Kercher Lake claims. Satellite imagery shows a very circular feature near Kercher Lake and it appears to be a possible meteorite impact structure approximately 9 km in diameter. Chosen for this reason, the property's recent airborne data also outlines the crater like feature and a possible central uplift in the middle of the structure. Further details regarding this structure, and its economic potential, are still required.

The Douglas River/Cluff Lake claims are located 30 km southeast of the recently closed Cluff Lake Uranium Mine in the western Athabasca Basin of Northern Saskatchewan. Two claims make up this block of properties. Two separate geophysical companies have stated that the ground hosts targets of interest. "The magnetic signature over this block indicates a dominant NE-SW contact zone in the basement," said the Chief Geophysicist for Fugro Airborne Surveys. Patterson Geophysics states that, "There are several conductors evident; however, a closer look at the data is needed to identify the trends." These are very encouraging results for the company.

Additional data has been taken over the company's Pooky Lake and Virgin Lake claims to provide total coverage of all 22 optioned properties. Excitement is building as the exploration plans come together and Thunder Sword moves towards its next phase of exploration. Selection of the best conductors within the airborne data is taking time to complete. Both Fugro Airborne Geophysics and Patterson Geophysics continue to review the data and early results indicate that Thunder Sword will have very promising follow up targets. During the second quarter of 2007, the Company's focus was in finalizing the ground and airborne geophysics undertaken on its Botham Lake property with the intent of designing and implementing a stage I drill program thereon. The drill program is being designed to test a number of the conductors that were evident on both air and ground geophysics and in correlation to regional and specific local geological information. Additional work on all claims is being reviewed and assembled so as to ensure that all required assessment work is carried out on all claims as required to keep them in good standing. The Company anticipates that it will be required to undertake an aggressive financing or arrangement so as to aggressively pursue the exploration and development of its claims.

Pilot Harbour Property, Sault St. Marie, Ontario

Our Pilot Harbour property, which is located in the Sault St. Marie Mining Division of Ontario, is comprised of 42 claims (672 hectares), in the Mishibishu Lake area in Ontario, located 4~ miles SW from the Eagle River property presently being mined by River Gold Mines Ltd. The Company owns a 100% interest in these claims.

The Pilot Harbour property showed soil samples of 2,000 ppb (about 0.06 oz/ton Au) and chip samples revealed gold values ranging from 0.10 oz/ton Au to 3.4 oz/ton Au. Utilizing funds raised from equity sources, the Company has previously focused on exploration of indicated high grade gold deposits, with the corporate objective of production from these deposits.

Magnesium Chloride

Due to the many losses of developing and marketing the magnesium product the Board of Directors have decided to write off the losses and concentrate on the development of the uranium properties. During the quarter ended July 31, 2008, the Company disposed of its magnesium sales business to a director. The assets related to the magnesium operation were sold at their estimated fair market value, as per an independent estimate of value, for a net loss of $6,113.

SELECTED ANNUAL INFORMATION

The following table provides a brief summary of the Company's financial operations for the fiscal years ended October 31 and should be read in conjunction with the Company's audited financial statements for the three most recently completed financial years.

		2007		2006		2005
Sales	$	23,350	$	26,600	$	17,407
Net Loss from operations	$	419,031	$	377,341	$	192,589
Net loss per share (basic and fully diluted)		$0.02		$0.04		$0.02
Total Assets	$	3,793,654	$	3,515,569	$	123,916
Long Term Financial Liabilities	$	-	$	-	$	-
Cash Dividends per share	$	-	$	-	$	-

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going-concern basis.

RESULTS OF OPERATIONS

Please see the above detailed discussions on the Company's properties.

The Company's chemical/environmental division has incurred losses for a number of periods. During the quarter the Board of Directors determined it would be in the Company's interest to focus its entire business activities on its Saskatchewan properties. In order to facilitate the immediate termination of the magnesium business the assets were sold to a member of the Board of Directors. The sale was complete at the estimated fair market value of the equipment and related assets, as determined by an arms-length appraiser. The sale resulted in a loss on disposal of the equipment in the amount of $6,113 and a profit on the disposal of the inventory of approximately $2,255.

SUMMARY OF QUARTERLY RESULTS

(Canadian dollars - Unaudited, except for the periods ending October 31):

	Quarter ended July 31, 2008	Quarter ended April 30, 2008	Quarter ended Jan 31, 2008	Quarter ended Oct 31, 2007	Quarter ended July 31, 2007	Quarter ended April 30, 2007	Quarter ended Jan 31, 2007	Quarter ended Oct 31, 2006
Sales	$ 2,625	$ NIL	$ 3,763	$ 8,585	$ NIL	$ 10,420	$ 4,345	$ 9,434
Gross profit (loss) for the period	$ 3,023	$ (3,167)	$ 2,000	$ 2,927	$ (2,016)	$ 5,238	$ 1,384	$ 60
Operating expenses for the period	$ 38,098	$ 104,062	$ 60,959	$ 35,260	$ 126,704	$ 181,389	$ 83,211	$ 174,934
Net Loss for the Period	$ (42,370)	$ (105,401)	$ (56,165)	$ (32,333)	$ (128,720)	$(176,151)	$(81,827)	$(174,874)
Net loss Per Share - basic & fully diluted	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)

Significant expenditures during the period ended July 31, 2008 and significant variations from the comparative period in the prior year include:

- Advertising and shareholder relations – $8,112 (2007 - $183,076): Current period expense is primarily related to minor updating to the Company's website. Included in the expense for the 2007 period is $30,000 paid under investor relations contracts with two arms length parties. These contracts were terminated during 2007.
- Consulting fees – $45,000 (2007 - $60,000): Consulting fees in each period were paid or accrued to directors.
- Interest – $45,085 (2007 - $44,145): Interest expense in both periods is solely interest accrued on amounts due to directors. Interest is accrued on amounts to related parties at 10% per annum
- Professional Fees – $39,383 (2007 - $44,022): Professional fees in the current period reflect the increasing costs of doing business for public companies. Professional fees in the current period includes $16,250 for audit fees, $12,220 for legal fees and $10,913 related to accounting assistance for preparation of year end and quarterly financial statements. There are no unusual expenditures in the period.

  Prior year professional fees include a $17,000 settlement of legal fees not previously recorded in the accounts of the Company.
- Rent - $22,777 (2007 - $28,305): Rent includes $4,500 (2007 - $4,500) paid to a company controlled by the spouse of a director. Other rent expense is for a storage yard where the Company's magnesium sales operation was conducted.

The Company has recorded losses in all of the previous eight financial quarters, and expects to continue to record losses until such time as the Company's exploration activities determine the existence of economically recoverable reserves on its mineral properties or sales of magnesium chloride increase to the point of profitability.

LIQUIDITY

The Company is engaged in mineral exploration and development of magnesium chloride products and has limited cash flow from operations. The Company must rely on equity financing and/or related party advances to meet its administrative and overhead expenses and to pursue its objectives. Cash on hand at July 31, 2008 was $184,677 (October 31, 2007 - $452,280). At July 31, 2008 the Company had a working capital deficiency of $1,042,846 (October 31, 2007 – $402,268) which include advances from related parties totaling $490,964 (October 31, 2007: - $605,710). Amounts due to related parties are amounts due to directors and bear interest at 10% per annum and are with specific terms of repayment.

CAPITAL RESOURCES

The Company's ability to raise additional funds from the equity markets will largely depend upon general market conditions, the Company's ability to achieve certain exploration milestones and its ability to acquire new properties.

Shares Authorized: Unlimited number of common shares without par value

Unlimited number of preference shares without par value

Shares Issued: 17,094,245 common shares without par value

There are no stock options outstanding at the date of this report.

There are 1,674,667 share purchase warrants outstanding. The warrants are exercisable at $1.75 until April 25, 2009 as to 333,333 warrants and at $2.00 until October 18, 2008 as to 1,341,334 warrants.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no Off-Balance Sheet arrangements.

RELATED PARTY TRANSACTIONS

The following summarizes the Company's related party transactions for during the period ended July 31, 2008:

a) Rent

The Company paid or accrued rent of $4,500 (2007 - $4,500) to a company controlled by a spouse of a director.

b) Management Services

The Company paid or accrued consulting fees of $45,000 (2007 - $45,000) to directors for management services.

c) Interest

The Company accrued interest on loans from directors in the amount of $45,085 (2007 - $44,145). Amounts due to related parties are amounts due to directors and bear interest at 10% per annum and are without specific terms of repayment.

d) Sale of magnesium operations

During the quarter ended July 31, 2008, the Company disposed of its magnesium sales business to a director. The assets were sold at their estimated fair market value, as per an independent estimate of value, for a net loss of $6,113.

FOURTH QUARTER

Not Applicable

PROPOSED TRANSACTIONS

None

CRITICAL ACCOUNTING ESTIMATES

The Company's discussion and analysis of its financial condition and results of operations, including the discussion on liquidity and capital resources, are based on its financial statements that have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management re-evaluates its estimates and judgments, particularly those related to the determination of the impairment of long-lived assets. Management bases its estimates and judgments on historical experience, contractual arrangements and commitments and on various other assumptions that it believes are reasonable in the circumstances. Changes in these estimates and judgments will impact the amounts recognized in the consolidated financial statement and the impact may be material. Management believes significant estimates and assumptions include those related to the recoverability of mineral properties and deferred exploration expenditures, estimated useful lives of capital assets, determination as to whether costs are expensed or deferred and asset retirement obligations.

Critical accounting estimates used in the preparation of the financial statements include the assumption the Company is a going concern, recoverable value of its mineral properties, asset retirement obligations and valuation of stock-based compensation. These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company's control.

Going Concern

The Company's financial statements have been prepared on the basis of a going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has experienced recurring losses, has not generated profitable operations since inception and as at October 31, 2007 has accumulated losses of $5,677,706 since inception. Should the Company be unable to continue as a going concern, the realization of assets may be at amounts significantly less than carrying values. The continuation of the Company as a going concern is dependant on its ability to obtain additional equity capital to finance existing operations, attaining commercial production from its mineral properties, and attaining future profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Mineral resource properties

The Company records its interest in mineral resource properties at cost. Direct costs relating to the acquisition, exploration and development of mineral properties, less recoveries, are deferred until such time as the properties are either put into commercial production, sold, determined not to be economically viable or abandoned.

If the property is placed into production, deferred costs would be amortized over the estimated life of the mineral property. The deferred costs would be written off if the property is sold or abandoned. If it is determined that the carrying value of a property exceeds its net recoverable amount as estimated by management, or exceeds the selling value of the property, a provision is made for the decline in value and charged against operations in the year of determination of value.

The amounts shown for mineral resource properties and related deferred costs represent costs incurred to date, less write-offs and recoveries, and do not necessarily reflect present or future values of the particular properties.

Asset retirement obligations

The Company's exploration activities are subject to various laws and regulations for federal, regional and provincial jurisdictions governing the protection of the environment. These laws are continually changing. The Company believes its operations are in compliance with all applicable laws and regulations. In the future the Company may be liable for expenditures required to comply with such laws and regulations but cannot predict the amount or timing of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements.

Stock-based compensation

The Company uses the fair-value based method to account for all stock-based payments. Fair value is calculated using the Black-Scholes option-pricing model, which require the input of highly subjective assumptions, including, expected price volatility, estimated timing of the exercise of the stock based instrument and a risk free discount rate. The fair value of the compensation cost is recorded as a charge to net earnings based over the vesting period with a credit to contributed surplus.

Future Income Taxes

The Company uses the asset and liability method of accounting for income taxes whereby future income tax assets are recognized for deductible temporary differences and operating loss carry-forwards and future income tax liabilities are recognized for taxable temporary differences. Future income tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment or substantive enactment. The actual income tax rate that may be in effect at the time future income tax assets are realized or future income tax liabilities come due will depend upon the income tax rate(s) in effect at the time.

CHANGES IN ACCOUNTING POLICIES, INCLUDING INITIAL ADOPTION

The following recently issued accounting pronouncements may have an impact on the Company's financial statements in the future:

Inventories

In June 2007, the CICA issued Handbook Section 3031, "Inventories". This section requires that inventory be recorded at the lower of cost or net realizable value. This section also clarifies that the allocation of fixed production overhead requires the consistent use of either first-in, first-out or the weighted average method to measure inventory, and requires that any previous write-downs be reversed when the value of the inventory increases. The amount of the reversal is limited to the amount of the original write-down.

The new section is effective for years beginning on or after January 1, 2008. and will be adopted by the Company effective November 1, 2008.

International Financial Reporting Standards ("IFRS")

In January 2006, the CICA's Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian generally accepted accounting principles with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The company is currently assessing the impact of IFRS on its financial statements.

Recently adopted accounting policies – Effective November 1, 2007 the Company adopted the following new accounting policies:

Capital Disclosures

In February 2007, the CICA issued Handbook Section 1535, "Capital Disclosures", which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity's objectives, policies and procedures for managing capital. The new section is effective for years beginning on or after October 1, 2007. There was no impact on the Company's financial statements as a result of implementing this change. The additional disclosures are included in Note 3 to these interim financial statements.

Financial Instruments - recognition and measurement

Section 3855 requires that all financial assets and financial liabilities (including derivatives) be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial asset or liability has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other liabilities.

Financial instruments classified as held-for-trading are measured at fair value and unrealized gains and losses are included in net income in the period in which they arise.

Available-for-sale assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as held-for-trading, held-to-maturity, or loans and receivables. Available-for-sale assets are measured at fair value with unrealized gains and losses recorded in other comprehensive income until realized, at which time they will be recognized in net income. The Company does not have any financial assets classified as available-for-sale

Other accounting implications arising upon the adoption of Section 3855 include the use of the effective interest method ("EIM") for any transaction costs or financing fees earned or incurred for financial instruments measured at amortized cost, and the recognition of the fair value of the obligation undertaken in issuing a guarantee that meets the definition of a guarantee pursuant to Accounting Guidelines 14, Disclosure of Guarantees (AcG 14). No subsequent re-measurement at fair value is required unless financial guarantee qualifies as a derivative. If the financial guarantee meets the definition of a derivative, it is re-measured at fair value at each balance sheet date.

Financial Instruments – disclosure and presentation

Section 3861 establishes standards for presentation of financial instruments and non-financial derivates and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated.

On adopting these new standards, the Company designated its cash as held-for-trading, which is measured at fair value. Receivables and goods and services tax recoverable are classified under loans and receivables, which are measured at amortized cost. Accounts payable and due to related parties are classified as other financial liabilities, which are measured at amortized cost.

There was no effect on the financial statements as a result of adopting these policies.

MANAGEMENT'S REPORT ON INTERNAL CONTROLS AND RISK FACTORS

Disclosure Controls

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management's discussion and analysis, management evaluated the effectiveness of the Company's disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, management has concluded that, as of the end of the period covered by this MD&A, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 –

Certification of Disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. There have been no changes in the Company's disclosure controls that occurred during the most recently completed quarter that has materially affected, or is reasonably likely to materially affect, the Company's disclosure controls.

Internal Controls and Procedures

The Company evaluated the design of its internal controls and procedures over financial reporting as defined under Multilateral Instrument 52-109 for the year ended October 31, 2007. There have been no changes in controls and procedures between October 31, 2007 and the date of this report.

The Company identified certain material weaknesses and the need for improvement of controls and procedures due to limited segregation of duties. This weakness and its related risks are not uncommon in a company of the size of Avalanche Minerals Limited, because of the limitations of the number of staff.

Management is taking appropriate steps to further analyze areas of weakness, improve controls and reduce risks by engaging a qualified Chief Financial Officer, taking active steps to design and implement procedures, including written documentation of these procedures and an increased oversight from the Board with more regularly-scheduled meetings. With these measures the Company aims at reducing the likelihood of a material misstatement or untimely disclosure in financial reporting. However, at present there is no assurance that this risk can be reduced to less than a remote likelihood.

Risk Factors

Development-stage mineral exploration companies face a variety of risks and, while unable to eliminate all of them, the Company aims at managing and reducing such risks as much as possible.

Few exploration projects successfully achieve development due to factors that cannot be predicted or anticipated, and even one such factor may result in the economic viability of a project being detrimentally impacted such that it is neither feasible nor practical to proceed. The Company closely monitors its activities and those factors that could impact them, and employs experienced consulting to assist in its risk management and to make timely adequate decisions.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties.

The price of the commodities being explored is also a significant risk factor, as a substantial decline in their price could result in a decision to abandon a specific project.

Environmental laws and regulation could also impact the viability of a project. The Company has ensured that it has complied with these regulations, but there can be changes in legislation outside the Company's control that could also add a risk factor to a project.

APPROVAL

The Board of Directors of Thunder Sword Resources Inc. has approved the disclosures contained in the Management Discussion and Analysis for the period ended July 31, 2008, prepared as at September 26, 2008.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com

END